Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020

- - - - - - - - - - -

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2020	2019	2019
	Unaudited		Audited
Assets	U.S Dollars in thousands
Current Assets
Cash and cash equivalents	$49,288	$22,037	$42,662
Short-term investments	47,124	33,800	31,245
Trade receivables, net	26,266	23,210	23,210
Other accounts receivables	1,736	3,442	3,272
Inventories	41,787	31,708	43,173
Total Current Assets	166,201	114,197	143,562

Non-Current Assets
Property, plant and equipment, net	24,379	24,642	24,550
Right-of-use assets	3,800	4,187	4,022
Other long term assets	1,053	174	352
Deferred expenses	421	-	-
Deferred taxes	939	1,895	1,311
Total Non-Current Assets	30,592	30,898	30,235
Total Assets	$196,793	$145,095	$173,797
Liabilities
Current Liabilities
Current maturities of bank loans	$465	$470	$489
Current maturities of lease liabilities	928	961	1,020
Trade payables	18,440	15,255	24,830
Other accounts payables	4,875	4,424	5,811
Deferred revenues	649	461	589
Total Current Liabilities	25,357	21,571	32,739

Non-Current Liabilities
Bank loans	138	591	257
Lease liabilities	3,663	4,036	3,981
Deferred revenues	569	605	232
Employee benefit liabilities, net	1,251	823	1,269
Total Non-Current Liabilities	5,621	6,055	5,739

Shareholder’s Equity
Ordinary shares	11,647	10,412	10,425
Additional paid in capital net	204,702	179,352	180,819
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	264	11	8
Capital reserve from financial assets measured at fair value through other comprehensive income	-	118	145
Capital reserve from share-based payments	8,903	9,463	8,844
Capital reserve from employee benefits	(356)	4	(359)
Accumulated deficit	(55,855)	(78,401)	(61,073)
Total Shareholder’s Equity	165,815	117,469	135,319
Total Liabilities And Shareholder’s Equity	$196,793	$145,095	$173,797

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income

	Three months period ended March 31,		Year ended December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands

Revenues from proprietary products	$25,317	$20,381	$97,696
Revenues from distribution	7,973	6,416	29,491

Total revenues	33,290	26,797	127,187

Cost of revenues from proprietary products	14,947	10,490	52,425
Cost of revenues from distribution	6,892	5,123	25,025

Total cost of revenues	21,839	15,613	77,450

Gross profit	11,451	11,184	49,737

Research and development expenses	3,347	2,766	13,059
Selling and marketing expenses	940	1,092	4,370
General and administrative expenses	2,312	2,094	9,194
Other expense	2	23	330
Operating income	4,850	5,209	22,784

Financial income	317	280	1,146
Income (expense) in respect of securities measured at fair value, net *	102	(52)	(5)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	432	(313)	(651)
Financial expense	(77)	(71)	(293)
Income before tax on income	5,624	5,053	22,981
Taxes on income	406	130	730

Net Income	$5,218	$4,923	$22,251

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	(188)	108	143
Gain on cash flow hedges	241	74	92
Net amounts transferred to the statement of profit or loss for cash flow hedges	34	(2)	(23)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	(388)
Tax effect	27	(28)	(11)
Total comprehensive income	$5,332	$5,075	$22,064

Earnings per share attributable to equity holders of the Company:
Basic income per share	$0.12	$0.12	$0.55
Diluted income per share	$0.12	$0.12	$0.55

* Refer to note 5c for additional information.

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities	Capital reserve
			measured at fair value	due to translation	Capital	Capital reserve	Capital reserve
	Share	Additional paid in	through other comprehensive	to presentation	reserve from	from share-based	from employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands

Balance as of January 1, 2020 (audited)	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income	-	-	-	-	-	-	-	5,218	5,218
Other comprehensive income (loss)	-	-	(188)	-	275	-	-	-	87
Tax effect	-	-	43	-	(19)	-	3	-	27
Total comprehensive income (loss)	-	-	(145)	-	256	-	3	5,218	5,332
Issuance of ordinary shares	1,217	23,684	-	-	-	-	-	-	24,901
Exercise and forfeiture of share-based payment into shares	5	199	-	-	-	(199)	-	-	5
Cost of share-based payment	-	-	-	-	-	258	-	-	258
Balance as of March 31, 2020	$11,647	$204,702	$-	$(3,490)	$264	$8,903	$(356)	$(55,855)	$165,815

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities	Capital reserve
			measured at fair value	due to translation	Capital	Capital reserve	Capital reserve
	Share	Additional paid in	through other comprehensive	to presentation	reserve from	from sharebased	from employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2019 (audited)	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially application of IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after initially application of IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income	-	-	-	-	-	-	-	4,923	4,923
Other comprehensive income	-	-	108	-	72	-	-	-	180
Tax effect	-	-	(24)	-	(4)	-	-	-	(28)
Total comprehensive income (loss)	-	-	84	-	68	-	-	4,923	5,075
Exercise and forfeiture of share-based payment into shares	3	205	-	-	-	(205)	-	-	3
Cost of share-based payment	-	-	-	-	-	315	-	-	315
Balance as of March 31, 2019	$10,412	$179,352	$118	$(3,490)	$11	$9,463	$4	$(78,401)	$117,469

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities	Capital reserve
			measured at fair value	due to translation	Capital	Capital reserve	Capital reserve
	Share	Additional paid in	through other comprehensive	to presentation	reserve from	from sharebased	from employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Audited
	U.S Dollars in thousands

Balance as of January 1, 2019 (audited)	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially application ofIFRS 16	-	-	-	-	-	0	0	(300)	(300)
Balance as at January 1, 2019 (after initially application of IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income	-	-	-	-	-	-	-	22,251	22,251
Other comprehensive income	-	-	143	-	69	-	(388)	-	(176)
Tax effect	-	-	(32)	-	(4)	-	25	-	(11)
Total comprehensive income	-	-	111	-	65	-	(363)	22,251	22,064
Exercise and forfeiture of share-based payment into shares	16	1,672	-	-	-	(1,672)	-	-	16
Cost of share-based payment	-	-	-	-	-	1,163	-	-	1,163
Balance as of December 31, 2019	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March 31,		Year Ended December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Net income	$5,218	$4,923	$22,251

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	1,192	1,127	4,519
Financial expenses (income), net	(774)	156	(197)
Cost of share-based payment	258	315	1,163
Taxes on income	406	130	730
Loss (gain) from sale of property and equipment	-	(6)	(2)
Change in employee benefit liabilities, net	(18)	36	94
	1,064	1,758	6,307
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(3,016)	4,727	5,117
Decrease (increase) in other accounts receivables	1,513	131	(214)
Decrease (increase) in inventories	1,386	(2,392)	(13,857)
Decrease (increase) in deferred expenses	(421)	(246)	399
Increase (decrease) in trade payables	(7,216)	(2,368)	6,259
Increase (decrease) in other accounts payables	(1,180)	(510)	863
Increase (decrease) in deferred revenues	397	(63)	(283)
	(8,537)	(721)	(1,716)
Cash received (paid) during the year for:

Interest paid	(55)	(63)	(243)
Interest received	451	172	1,106
Taxes paid	(61)	(8)	(134)
	335	101	729

Net cash provided by (used in) operating activities	$(1,920)	$6,061	$27,571

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March 31,		Year Ended December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$(15,646)	$(1,058)	$1,727
Purchase of property and equipment and intangible assets	(896)	(304)	(2,300)
Proceeds from sale of property and equipment	-	6	9
Net cash used in investing activities	(16,542)	(1,356)	(564)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	5	3	16
Repayment of lease liabilities	(278)	(263)	(1,070)
Repayment of long-term loans	(123)	(115)	(476)
Proceeds from issuance of ordinary shares, net	24,894	-	-

Net cash provided by (used in) financing activities	24,498	(375)	(1,530)

Exchange differences on balances of cash and cash equivalent	590	(386)	(908)

Increase in cash and cash equivalents	6,626	3,944	24,569

Cash and cash equivalents at the beginning of the year	42,662	18,093	18,093

Cash and cash equivalents at the end of the year	$49,288	$22,037	$42,662

Significant non-cash transactions
Purchase of property and equipment through capital lease	$58	$4,431	$5,035
Purchase of property and equipment	$579	$235	$992

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

Kamada Ltd. (“the Company”) is a plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is Glassia® (“Glassia”), the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets Glassia in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”) and in other countries through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KedRab® (“KedRab”) through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KedRab, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection. The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Pursuant to the agreement with Takeda (as detailed on Note 17 of the Company’s annual financial statements as of December 31, 2019) the Company will continue to produce Glassia for Takeda through 2021. Takeda is planning to complete the technology transfer of Glassia, and pending FDA approval, will initiate its own production of Glassia for the U.S. market in 2021. Accordingly, following the transition of manufacturing to Takeda, the Company will terminate the manufacturing and sale of Glassia to Takeda resulting in a significant reduction in revenues. Pursuant to the agreement, upon initiation of sales of Glassia manufactured by Takeda, Takeda will pay royalties to the Company at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.

These Financial Statements have been prepared in a condensed format as of March 31, 2020 and for the three months then ended (“interim consolidated financial statements”).

These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended and the accompanying notes (“annual consolidated financial statements”).

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

Amendments to IFRS 9, IFRS 7 and IAS 39

In September 2019, the IASB published an amendment to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures” and IAS 39,” Financial Instruments: Recognition and Measurement” (“the Amendment”).

In view of global regulatory changes, numerous countries have considered introducing a reform in the benchmark Interbank Offered Rates (“IBORs”) (LIBOR, the London Interbank Offered Rate, being one of the most common examples) and switching to a risk-free interest rate alternative (“RFR”) which extensively rely on data of specific transactions. The IBOR reform leads to uncertainty regarding the dates and amounts to be attributed to future cash flows relating to both hedging instruments and hedged items that rely on existing IBORs.

According to the existing accounting guidance of IFRS 9 and IAS 39, entities that have entered into the above hedges are facing uncertainty as a result of the IBOR reform which is likely to affect their ability to continue meeting the effective hedging requirements underlying existing transactions as well as the hedging requirements of future transactions. In order to resolve this uncertainty, the IASB issued the Amendment to offer transitional reliefs for entities that apply IBOR-based hedge accounting. The Amendment represents phase one in the reform that will include additional amendments in the future.

The Amendment also permits certain reliefs in applying the hedge accounting effectiveness tests during the period of transition from IBORs to RFRs. These reliefs assume that the benchmark interest underlying the hedge will not change as a result of the expected interest reform. The reliefs will be effective indefinitely, until the occurrence of one of the events specified in the Amendment. The Amendment also requires entities to provide specific disclosures of the application of any reliefs.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (cont.)

The Amendment was applied retrospectively for annual periods beginning on or after January 1, 2020.

The Company estimates that the adoption of the Amendment will have no effect on its financial statements since it does not currently enter into substantial IBOR-based hedges.

Note 3:-	Significant events in the reporting period

a.	Effects of the COVID-19 Outbreak:

Following the global COVID-19 outbreak, there has been a decrease in economic activity worldwide, including Israel. The spread of the COVID-19 pandemic led, inter alia, to a disruption in the global supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries worldwide as well as a decrease in the value of financial assets and commodities across all markets in Israel and the world.

To date the Company’s manufacturing plant remains operational with no effect on business continuity.

The Company intends to maintain its current manufacturing and supply plans and increased its inventory levels of raw materials through our suppliers and service providers in order to appropriately manage any potential supply disruptions and secure continued manufacturing. In addition, the Company is actively engaging its freight carriers to ensure inbound and outbound international delivery routes remain operational and identify alternative routes, if needed.

The Company is complying with the State of Israel mandates and recommendations with respect to its work-force management and currently maintains the work-force levels required to support its ongoing commercial operations. The Company has taken a number of precautionary health and safety measures to safeguard its employees and continues to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Significant events in the reporting period (cont.)

While the impact of the COVID-19 pandemic on the Company’s financial results for the first quarter of 2020 was not material, and the Company expects meeting its annual sales guidance, a number of COVID-19 pandemic-related dynamics may still affect market demand for the Company’s products, availability of raw materials and potential effects on the Company’s employees all of which may have an effect on the Company’s future financial position and results of operations.

b.	On February 10, 2020, the Company closed a private placement with FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), a then 12.99% stockholder of the Company. Pursuant to the private placement the Company issued 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate net proceeds of $24,894 thousands. Upon closing of the private placement, the FIMI Funds ownership represented approximately 21% of the Company’s outstanding shares. Concurrently, the Company entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to all shares held by FIMI Funds. Mr. Ishay Davidi, Ms. Lilach Asher Topilsky and Mr. Amiram Boehm, members of our board of directors, are executives of the FIMI Funds.

c.	On March 25, 2020, the Company’s shareholders approved the grant of options to purchase 90,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per share and 30,000 Restricted Shares (“RS”) to the Company’s Chief Executive Officer. The fair value of the options and of the RSs was $166 thousands and $167 thousands, respectively, estimated based on the binomial option valuation model.

In addition, on such date, the Company’s shareholders approved the grant of options to purchase 212,000 Ordinary Shares of the Company at an exercise price of NIS 23.67 per share to members of the Company’s Board of Directors. The fair value of the options calculated on the date of grant was estimated at $356 thousands using the binomial option valuation model.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution in Israel of drugs manufactured by third parties, majority of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Three months period ended March 31, 2020
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$25,317	$7,973	$33,290
Gross profit	$10,370	$1,081	$11,451
Unallocated operational expenses			(6,601)
Finance income (expense), net			774
Income before taxes on income			$5,624

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (cont.)

b.	Reporting on operating segments (continued):

	Three months period ended March 31, 2019
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$20,381	$6,416	$26,797
Gross profit	$9,891	$1,293	$11,184
Unallocated operational expenses			(5,975)
Finance income (expense), net			(156)
Income before taxes on income			$5,053

	Year ended December 31, 2019
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Audited

Revenues	$97,696	$29,491	$127,187
Gross profit	$45,271	$4,466	$49,737
Unallocated operational expenses			(26,953)
Finance income (expense), net			197
Income before taxes on income			$22,981

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (cont.)

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31, 2020
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A.	$22,721	$-	$22,721
Israel	589	7,973	8,562
Europe	553	-	553
Latin America	858	-	858
Asia	113		113
Others	483	-	483
	$25,317	$7,973	$33,290

	Three months period ended March 31, 2019
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A.	$18,062	$-	$18,062
Israel	547	6,416	6,963
Europe	873	-	873
Latin America	239	-	239
Asia	660	-	660
Others	-	-	-
	$20,381	$6,416	$26,797

	Year ended December 31, 2019
	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A.	$84,572	$-	$84,572
Israel	2,468	29,491	31,959
Europe	4,701	-	4,701
Latin America	3,792	-	3,792
Asia	2,067	-	2,067
Others	96	-	96
	$97,696	$29,491	$127,187

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	U.S Dollars in thousands
March 31, 2020

Derivatives instruments	-	(245)

	$-	$(245)
March 31, 2019
Debt securities (corporate and government) measured at fair value through other comprehensive income	$1,661	$8,849
Derivatives instruments	-	19

	$1,661	$8,868
December 31, 2019
Debt securities (corporate and government) measured at fair value through other comprehensive income	$4,289	$8,543
Derivatives instruments	-	15

	$4,289	$8,558

b.	During the three months ended March 31, 2020 there were no transfers from Level 1 to Level 2, and to or from Level 3 due to the fair value measurement of any financial instrument.

c.	During the three months ended March 31, 2020, the Company divested all of its investments in debt securities (corporate and government) and realized the fair value of such debt securities through other comprehensive income. As a result, the Company recognized $102 thousands in Consolidated Statements of Comprehensive Income.

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